UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 59730/April 8, 2009

ADMINISTRATIVE PROCEEDING
File No. 3-13359

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In the Matter of   :
                                              :   ORDER MAKING FINDINGS AND
GLOBAL 1 INVESTMENT HOLDINGS   :   REVOKING REGISTRATIONS
CORPORATION   :   BY DEFAULT
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        The Securities and Exchange Commission (Commission) issued its Order Instituting
Proceedings (OIP) on February 2, 2009, pursuant to Section 12(j) of the Securities Exchange Act
of 1934 (Exchange Act). The Division of Enforcement and the Office of the Secretary have
provided evidence that the Commission delivered the OIP to Respondent in a manner permitted
by Rule 141 of the Commission's Rules of Practice on February 6, 2009. The time for filing an
Answer has expired, and no Answer has been received.

        On March 16, 2009, I ordered Global 1 Investment Holdings Corporation (Global) to
show cause why it should not be held in default and why the registrations of its registered
securities should not be revoked. No reply to the Order to Show Cause has been received, and
the time for replying has also expired. Accordingly, Respondent is in default. See Rules 155(a)
and 220(f) of the Commission's Rules of Practice. As permitted by Rule 155(a), the following
allegations of the OIP are deemed to be true.

        Global (CIK #1262456, 1389210), formerly known as Silver Screen Studios, Inc., is a
Georgia corporation based in Atlanta, Georgia. Global's common stock and a class of preferred
stock are registered with the Commission pursuant to Exchange Act Section 12(g). In May
2008, Global's common stock was removed from quotation on the OTC Bulletin Board (symbol
GOIH) and became quoted on the Pink Sheets, operated by Pink OTC Markets Inc.

        Global is delinquent in its periodic filings with the Commission, having not filed: (i) a
Form 10-KSB annual report for its fiscal year ended December 31, 2007; (ii) a Form 10-QSB
quarterly report for its quarter ended March 31, 2008; (iii) a Form 10-QSB quarterly report for its
quarter ended June 30, 2008; and (iv) a Form 10-QSB quarterly report for its quarter ended
September 30, 2008. In addition, Global failed to file a notification of late filing on Form 12b-25

for the delinquent reports. Global's last filing with the Commission is a Form 10-QSB filed on February 14, 2008, purportedly for the company's quarter (rather than fiscal year) ended December 31, 2007.

Exchange Act Section 13(a) and the rules promulgated thereunder require issuers of securities registered pursuant to Exchange Act Section 12 to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Specifically, Rule 13a-1 requires issuers to file annual reports (Forms 10-K or 10-KSB), and Rule 13a-13 requires issuers to file quarterly reports (Forms 10-Q or 10-QSB). Exchange Act Rule 12b-25 requires an issuer to notify the Commission of an inability to file a periodic report, along with supporting reasons, by filing a Form 12b-25 no later than one business day after the due date for the report.

As a result of the foregoing, Global failed to comply with Exchange Act Section 13(a) and Exchange Act Rules 12b-25, 13a-1, and 13a-13.

IT IS ORDERED THAT, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registrations of each class of registered securities of Global 1 Investments Holdings Corporation are revoked.

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James T. Kelly
Administrative Law Judge